Car Charging Group, Inc.

169 3284 West 29 Court

Hollywood, FL 33020

July 6, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Car Charging Group, Inc.

Request for Withdrawal of Pre-Effective Amendment No. 2 to Registration Statement on

Form S-1 (File No. 333-149784)

Ladies and Gentlemen:

On behalf of Car Charging Group, Inc. (the “Registrant”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of an inadvertent EDGAR filing submission error.

On June 30, 2017, the Registrant filed Pre-Effective Amendment No. 2 to Form S-1 Registration Statement (the “Pre-Effective Amendment”) with the SEC.

Inadvertently, the Pre-Effective Amendment was filed under File No. 333-149784, rather than under File No. 333-214461.

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant hereby withdraws the Pre-Effective Amendment.

The Registrant intends to file the Pre-Effective Amendment under File No. 333-214461 in order to correct this error. Thank you for your assistance with this matter. If you have any questions with respect to the foregoing, please feel free to call me at (305) 521-0200.

Sincerely,

Car Charging Group, Inc.

By:	/s/ Michael D. Farkas
Name:	Michael D. Farkas
Title:	Executive Chairman